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VIA EDGAR AND FACSIMILE

July 7, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-3628

Attention:                                         Larry Spirgel, Assistant Director
                                                                                                Kathleen Krebs, Special Counsel

Scott Hodgdon, Attorney-Advisor

Re:                               RealD Inc.
Registration Statement on Form S-1
Filed on April 9, 2010, as amended May 10, 2010, May 26, 2010 and June 28, 2010
File No. 333-165988

Dear Mr. Spirgel, Ms. Krebs and Mr. Hodgdon:

On behalf of our client, RealD Inc. (the “Company”), we are writing to you in connection with a proposed Amendment No. 4 (the “Proposed Amendment”) to the above-referenced registration statement (the “Registration Statement”) to be filed by the Company relating to the Company’s initial public offering of common stock (the “Offering”). As discussed with Ms. Krebs and Mr. Hodgdon, the Company expects to be able to submit the Proposed Amendment for filing on July 12, 2010.

Subject to receipt of any additional comments in response to this letter, the Proposed Amendment will contain proposed revisions outlined below that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated July 2, 2010 and otherwise.  Set forth below are the Company’s proposed responses to the Staff’s comments.  The numbers of the proposed responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.  For convenience, the text of the Staff’s comments appears in italics in each item below.

Management’s discussion and analysis of financial condition….page 37

Quarterly results and seasonality, page 53

1.                                       We note your discussion of Adjusted EBITDA.  Please discuss your expectation of the most directly comparable GAAP measure, net income (loss).

The Company acknowledges the Staff’s comment, and to the extent the Company discloses expectations about Adjusted EBITDA, the Company will also disclose its expectations of the most directly comparable GAAP measure, net income (loss).  The Company supplementally advises the Staff that if the Company’s closing procedures for the three months ended June 25, 2010 are completed by the date of filing of the Proposed Amendment, the Company may revise the disclosure in the Registration Statement to include additional quantitative and qualitative disclosures regarding the Company’s selected financial results for the three months ended June 25, 2010 in the Proposed Amendment under the captions “Prospectus Summary — Recent developments” and “Management’s discussion and analysis of financial condition and results of operations — Quarterly results and seasonality.” Whether or not the Company’s closing procedures for the three months ended June 25, 2010 are fully completed, to the extent known on the date of filing the Proposed Amendment, the Company will disclose qualitative material trends observed during the three months ended June 25, 2010.

Principal and selling stockholders, page 136

2.                                       Where you have not done so already, please identify the natural person(s) who exercise voting and investment control over RealD shares beneficially owned or being sold by the entities listed in the table.

In response to the Staff’s comment, the Company intends to revise the disclosure in the Registration Statement by including in the Proposed Amendment disclosure identifying the natural person(s) who exercise voting and investment control over RealD shares beneficially owned or being sold by the entities listed in the table.  In addition, the Company may further revise the disclosure in the Proposed Amendment to the extent it receives additional information from principal or selling stockholders.

Underwriting, page 153

Directed share program, page 156

3.                                       You disclose that you have “agreed to indemnify Piper Jaffray & Co., BMO Capital Markets Corp. and the underwriters in connection with the directed share program, including for the failure of any participant to pay for its shares.”  Please provide your analysis of why this agreement is consistent with a firm commitment underwriting.

We respectfully advise the Staff that the Company believes that the indemnity provision (the “Indemnity Provision”) relating to the shares to be sold in the directed share program (the “DSP”) is consistent with a firm commitment underwriting.  A firm commitment underwriting is one in which the underwriters make an outright purchase of the securities from the issuer and therefore bear the risk of loss on any unsold portion of the Offering.  In The First Boston Corporation (September 3, 1985) no-action letter, the Staff suggested potential factors that could change the nature of an underwriting from a firm commitment underwriting to a best efforts underwriting include arrangements that allow an underwriter “to terminate its obligation to purchase the offered securities from the issuer based upon (1) the occurrence of nonmaterial events affecting the issuer or the securities market in general, or (2) an inability to market the securities.”

Once the Company and the underwriters enter into the underwriting agreement, the underwriters will be obligated on a firm commitment basis to purchase all shares being sold in the Offering, including shares to be sold in the DSP, and will therefore bear the risk of finding buyers for all such shares.  This obligation will be unaffected by the failure of any participant in the DSP (“Participant”) to pay for and accept delivery of the shares.  Even if a Participant so fails, the underwriters will not have any option not to purchase the shares that such Participant would have ultimately purchased (an underwriting “out”).  The absence of such an out is consistent with a firm commitment underwriting.  The fact that the Indemnity Provision is in place to indemnify the underwriters for defaults by the Participants does not change the fact that the underwriting is on a firm commitment basis and that underwriters will be obligated to purchase all the shares in the Offering, including the DSP, and are at risk if they cannot find purchasers for all such shares.  Therefore, unlike the market-out provisions at issue in The First Boston Corporation, the Indemnity Provision here does not in any way alleviate the obligation of the underwriters to purchase all the shares in the DSP at the price agreed in the underwriting agreement.

The underwriting agreement will provide that any directed shares not affirmatively reconfirmed for purchase by any Participant on the first business day following the date of the underwriting agreement or otherwise are not purchased by such persons will be offered by the underwriters to the public upon the terms and conditions set forth in the prospectus relating to the Offering.  This is consistent with the underwriters’ duty to find a purchaser for such defaulted-on shares at the offering price in order to mitigate the damages they would suffer as a result of such default.  See Morgan Stanley High Yield Securities, Inc., v. Seven Circle Gaming Corporation, 269 F. Supp. 2d 206, 222 (S.D.N.Y. 2003) (noting that seller of securities had the duty to attempt to sell such securities to another purchaser in order to minimize its damages suffered as a result of the purchaser’s breach of its obligation to purchase the securities).  In this scenario, the indemnified loss would be measured by the difference, if any, between the public offering price and the actual resale price of such shares, a very different outcome than would occur in a “best efforts” offering where a buyer failed to accept delivery of shares.

The lead underwriters have advised the Company that they believe they will be firmly committed to purchase all securities in the Offering when they execute the underwriting agreement.  Moreover, Piper Jaffray & Co. and BMO Capital Markets Corp. have indicated that the Indemnity Provision is commonly used by issuers in firm commitment offerings that include a DSP.

*   *   *

As noted above, the Company would like to file the Proposed Amendment on July 12, 2010, together with a request for acceleration on July 15, 2010 immediately before contemplated pricing of the transaction and execution of the underwriting agreement.  The Company would appreciate the Staff’s preliminary comments on the above proposed changes and responses.  The Company acknowledges that the Staff may have additional comments upon the filing of the Proposed Amendment, and that the Staff will not be bound in any way by any such preliminary comments based upon this letter.

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (805) 879-1813 or to Louis Lehot at (650) 815-2640. Comments may also be sent via facsimile to (805) 879-1872.

Very truly yours,

/S/ C. THOMAS HOPKINS

C. Thomas Hopkins

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

W02-WEST:7PCU1\402744298.6

Enclosures

cc:                                 Michael V. Lewis, RealD Inc.

Andrew A. Skarupa, RealD Inc.

Craig Gatarz, Esq., RealD Inc.

Linda Michaelson, Esq., Sheppard, Mullin, Richter & Hampton LLP

Louis P.A. Lehot, Esq., Sheppard, Mullin, Richter & Hampton LLP

Steven B. Stokdyk, Esq., Latham & Watkins LLP